Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS OF

YEARS ENDED DECEMBER 31, 2008 AND 2007

i

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee.

“Peter Marrone”	“Charles B. Main”
Chairman and	Senior Vice President, Finance and
Chief Executive Officer	Chief Financial Officer
March 16, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, Canada

March 16, 2009

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 16, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, Canada
March 16, 2009

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”)  as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 16, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, Canada

March 16, 2009

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(In thousands of United States Dollars)	2008	2007
Assets
Current
Cash and cash equivalents (Note 5)	$170,137	$284,894
Accounts receivable	26,995	81,774
Inventory (Note 6)	123,988	97,626
Other current assets (Note 7)	200,986	186,210
	522,106	650,504
Mineral interests (Note 8)	8,534,081	8,947,306
Investments (Note 9)	12,517	53,314
Other long-term assets (Note 10)	89,628	65,378
Future income tax assets (Note 23(b))	124,021	124,422
Goodwill (Note 11)	55,000	55,000
	$9,337,353	$9,895,924

Liabilities
Current
Accounts payable	$143,705	$136,355
Accrued liabilities	66,080	126,487
Income taxes payable	6,848	56,288
Current portion of derivative related liabilities (Note 29(a))	25,897	53,954
Current portion of credit facilities (Note 12)	83,749	83,245
Other current liabilities	34,516	16,305
	360,795	472,634

Credit facilities (Note 12)	472,215	539,179
Asset retirement obligations (Note 13)	90,010	63,444
Derivative related liabilities (Note 29(a))	10,823	27,933
Future income tax liabilities (Note 23(b))	1,714,146	2,696,387
Other long-term liabilities (Note 14)	132,445	142,716
	2,419,639	3,469,659
	2,780,434	3,942,293
Non-controlling interest (Note 20)	46,800	46,810

Shareholders’ Equity
Capital Stock (Note 16)
Issued and outstanding 732,844,955 common shares
(December 31, 2007 - 668,416,987 shares)	6,055,892	5,502,518
Share purchase warrants (Note 18)	44,109	270,805
Contributed surplus	26,587	77,393
Accumulated other comprehensive loss (Note 17)	(40,651)	(3,855)
Retained earnings	424,182	59,960
	6,510,119	5,906,821
	$9,337,353	$9,895,924

Contractual commitments and contingencies (Notes 27 and 30)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone	Patrick Mars
Director	Director

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars except for shares and per share amounts)	2008	2007	2006
Revenues	$1,054,607	$747,091	$169,206

Cost of sales	(496,766)	(287,640)	(100,004)
Depreciation, amortization and depletion	(190,893)	(71,815)	(33,510)
Accretion of asset retirement obligations	(4,175)	(3,056)	(636)
Mine operating earnings	362,773	384,580	35,056

Expenses
General and administrative	(70,643)	(69,251)	(65,449)
Exploration	(19,371)	—	—
Other operating expenses	(6,817)	2,872	—
Write-off of mineral interests (Note 21)	(58,993)	(1,821)	(3,675)
Operating earnings (loss)	206,949	316,380	(34,068)

Investment and other business (loss) income	(29,076)	11,503	3,142
Interest and financing expenses (Note 22)	(44,671)	(22,034)	(28,846)
Foreign exchange gain (loss)	131,541	(40,385)	343
Realized loss on derivatives (Note 29(a))	(10,036)	(17,082)	—
Unrealized gain (loss) on derivatives (Note 29(a))	173,985	(29,068)	(35,773)

Earnings (loss) before income taxes, equity earnings and non-controlling interest	428,692	219,314	(95,202)

Income tax (expense) recovery (Note 23(a))	(19,683)	(63,872)	25,039
Equity earnings from Minera Alumbrera (Note 8)	25,763	3,820	—
Non-controlling interest	—	(2,017)	—
Net earnings (loss)	$434,772	$157,245	$(70,163)

Basic earnings (loss) per share	$0.63	$0.38	$(0.25)
Diluted earnings (loss) per share	$0.62	$0.36	$(0.25)
Basic weighted average number of shares outstanding (Note 16(b))	691,536	415,232	276,617
Diluted weighted average number of shares outstanding (Note 16(b))	701,685	431,917	276,617

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2008	2007	2006
Common shares
Balance, beginning of year	$5,502,518	$1,619,850	$310,409
Issued on exercise of stock options, share appreciation rights and warrants (Note 16(a))	449,933	99,091	82,594
Issued on business acquisitions (Note 4)	—	3,783,577	1,056,817
Public offering (net of issue costs) (Note 16(a))	103,441	—	170,030
	$6,055,892	$5,502,518	$1,619,850
Shares to be issued
Balance, beginning of year	$—	$42,492	$—
To be issued on exercise of stock options, share appreciation rights and warrants	—	(3,009)	3,009
Issued on business acquisitions	—	(39,483)	39,483
	$—	$—	$42,492
Share purchase warrants
Balance, beginning of year	$270,805	$73,004	$3,737
Exercise of warrants	(226,029)	(4,906)	(18,355)
Transfer of expired warrants	(667)	—	—
Warrants issued	—	—	13,111
Value of warrants acquired on business acquisition	—	202,707	74,511
	$44,109	$270,805	$73,004
Contributed surplus
Balance, beginning of year	$77,393	$61,578	$4,676
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(17,722)	(36,789)	(35,655)
Transfer of expired warrants	667	—	—
Transfer of value of options on the exercise of options issued or outstanding through business acquisitions	(35,800)	52,167	54,041
Stock-based compensation	2,049	437	38,516
	$26,587	$77,393	$61,578
Retained earnings (deficit)
Balance, beginning of year	$59,960	$(80,334)	$(3,848)
Opening adjustments (Note 2)	—	249	—
Net earnings (loss)	434,772	157,245	(70,163)
Dividends declared	(70,550)	(17,200)	(6,323)
Retained earnings (deficit), end of year	424,182	59,960	(80,334)
Accumulated other comprehensive loss (Note 17)	(40,651)	(3,855)	—
	383,531	56,105	(80,334)
Total shareholders’ equity	$6,510,119	$5,906,821	$1,716,590

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2008	2007	2006
Net earnings (loss)	$434,772	$157,245	$(70,163)
Other comprehensive (loss) income, net of taxes:
Net change in unrealized (losses) gains on available-for-sale securities:
Change in fair value	(29,842)	(7,296)	—
Reclassification of losses recorded in earnings	33,817	—	—
Net change in fair value of hedging instruments	(40,771)	6,951	—
Other comprehensive loss	(36,796)	(345)	—
Comprehensive income (loss)	$397,976	$156,900	$(70,163)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2008	2007	2006

Operating Activities
Net earnings (loss) for the year	$434,772	$157,245	$(70,163)
Asset retirement obligations paid	(5,578)	(4,710)	(358)
Other	10,000	10,397	5,000
Items not involving cash:
Depreciation, amortization and depletion	190,893	71,815	33,510
Stock-based compensation	4,493	726	41,099
Future income taxes (Note 23(a))	(45,928)	(15,478)	(31,077)
Accretion of asset retirement obligations (Note 13)	4,175	3,056	636
Unrealized foreign exchange (gain) loss	(124,129)	17,765	(343)
Unrealized (gain) loss on commodity contracts (Note 29(a))	(173,985)	29,068	35,773
Write-off of mineral interests (Note 21)	58,993	1,821	3,675
Write-offs and provisions against other assets	51,951	2,385	—
Mark-to-market on sales of concentrate	17,072	—	—
Financing charges	2,919	3,352	19,744
Other	(81)	2,657	2,675
	425,567	280,099	40,171
Net change in non-cash working capital (Note 24(c))	(96,892)	1,030	(43,386)
	328,675	281,129	(3,215)
Financing Activities
Public offering (net of issue costs)	101,941	—	170,030
Issue of common shares upon exercise of options and warrants (net of issue costs)	170,382	37,912	51,179
Dividends paid	(69,930)	(17,200)	(2,883)
Proceeds of notes payable and long-term liabilities	30,000	654,174	—
Repayment of notes payable and long-term liabilities	(95,621)	(53,278)	(115,414)
Financing costs	(5,193)	(7,264)	(5,000)
	131,579	614,344	97,912
Investing Activities
Expenditures on mineral properties	(240,496)	(131,926)	(64,829)
Acquisition of property, plant and equipment	(122,254)	(90,999)	(27,762)
Expenditures on assets under construction	(224,170)	(50,227)	(126,710)
Corporate acquisitions, net of cash acquired	—	(416,668)	66,815
Proceeds on disposition of mineral interests	33,192	—	—
Return of investment from Minera Alumbrera Ltd (Note 8)	8,222	15,555	—
Other assets	(14,209)	(15,582)	(26,543)
	(559,715)	(689,847)	(179,029)

Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(15,296)	9,588	2,379
(Decrease) Increase in cash and cash equivalents	(114,757)	215,214	(81,953)
Cash and cash equivalents, beginning of year	284,894	69,680	151,633
Cash and cash equivalents, end of year	$170,137	$284,894	$69,680
Cash and cash equivalents are comprised of the following:
Cash at bank	$138,435	$99,322	$55,243
Bank term deposits	31,702	101,757	14,437
Short-term money market securities	—	83,815	—
	$170,137	$284,894	$69,680

Supplementary cash flow information (Note 24)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, DECEMBER 31, 2007 AND DECEMBER 31, 2006

(Tabular amounts in thousands of United States Dollars unless otherwise noted)

1.             NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian incorporated gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  Yamana has significant properties involved in gold production, gold development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America.  The Company is producing gold and other precious metals at intermediate company production levels in addition to significant copper production.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile, Honduras and Argentina.  Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.             SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. Canadian GAAP differs in certain aspects from United States of America generally accepted accounting principles (“US GAAP”) as described in Note 31.

The Company’s 40% interest in the Rossi joint venture (sold during the fourth quarter of 2008) and its 50% interest in Aguas Frias S.A., both acquired through its acquisition of Meridian Gold Inc. (Meridian), are accounted for using the proportionate consolidation method.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 20). All inter-company accounts are eliminated on consolidation.

Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method.

The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method.  Cash distributions received are credited to the equity investment.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments with terms of less than 90 days.

INVENTORIES AND STOCKPILED ORE

Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value. Write-downs of inventory resulting from net realizable and/or net replacement impairments are reported as a component of current period costs.

Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Gold in process represents materials that are currently in the process of being converted to a saleable product.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”) unless their impairment is determined to be other than temporary.

DERIVATIVES

Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of Section 3865, the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is included in operations as an unrealized gain (loss) on commodity and currency contracts in the Statement of Operations.

Commodity derivatives

The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed ounces of the corresponding forward, derivative assets/liabilities are presented net of amounts to counter-party. Some of the derivative transactions are effective in achieving the Company’s risk management goals, however, they do not meet the hedging requirements of CICA Section 3865 — “Hedges”,  therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward and option contracts intended to manage the risk of declining copper prices. The Company currently does not hedge any of its gold sales.

Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the expenditures associated with the international operations.

The Company has two currency forward contracts to hedge the operational foreign exchange exposure in mines in Brazil. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as cost of sales to offset the foreign exchange recorded by the mines.

Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates.

Currently, the Company has an interest rate swap contract to hedge its variable rate long-term debt. The interest rate swap fixes the long-term debt rate at 4.50% plus the applicable margin. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as interest expense.

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening deficit as at January 1, 2007. The opening adjustment for the re-measurement of available-for-sale securities at fair value was recognized in opening Accumulated Other Comprehensive Loss (“AOCL”) as at that date.

The Company has recorded the following transition adjustments in the Consolidated Financial Statements:

(i)                                     An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $0.2 million.

(ii)                                  An adjustment to AOCL to reflect the impact of change to fair value of available-for-sale securities in the amount of $3.5 million.

TRANSACTION AND FINANCING COSTS

Transaction costs and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Useful lives of property, plant and equipment currently range from one to fifteen years, but do not exceed the related estimated mine life based on proven and probable reserves and the portion of resources that management expects to become reserves in the future.

	Amortization Method	Useful Life

Building	Straight Line	1 to 15 years
Machinery and equipment	Straight Line	1 to 7 years
Vehicles	Straight Line	1 to 5 years
Furniture and office equipment	Straight Line	1 to 10 years
Computer equipment and software	Straight Line	1 to 5 years

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

The Company reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision for impairment is recorded based on discounted estimated future cash flows.

ASSETS UNDER CONSTRUCTION

Assets under construction consist of expenditures for the construction of future mines and include preproduction revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point at which time a mine is producing at a sustainable commercial level, after which production costs are no longer capitalized and are reported as operating costs.

Financing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

MINERAL PROPERTIES AND EXPLORATION COSTS

Acquisition costs of mineral properties, direct exploration and development expenditures, and pre-stripping costs are capitalized. Costs incurred for general exploration that is not project specific or does not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the orebody. During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, if the costs relate to anticipated future benefits. These capitalized costs are amortized on a unit-of-production basis. Regular waste removal that does not give rise to future benefits is expensed as incurred.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Where it is determined that there is an excess of carrying value over the estimated undiscounted future net cash flows the difference between carrying value and fair value is charged to operations in the period in which such impairment is determined.  Estimated undiscounted future net cash flows are calculated using estimates for metal prices, reserves, operating costs, capital costs and reclamation and closure costs for each respective property.

ASSET RETIREMENT OBLIGATIONS AND CLOSURE COSTS

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset.  Reclamation obligations on the Company’s mineral properties are recorded as asset retirement obligations.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon reclamation and closure. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Reclamation and closure costs are capitalized as part of the carrying amount of the associated long-lived asset and amortized over the life of the mine on a unit-of-production basis.

INCOME TAXES

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

REVENUE RECOGNITION

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled.

Sales revenue is recognized at the fair value of consideration received.  Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale.  Gold and silver revenue is recorded at the time of physical delivery and transfer of title.  Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.  Incidental revenues from the sale of by-products (zinc) are classified with cost of sales.  Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices.  Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed.  Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares of the Company that were outstanding throughout each year. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

SHARE ISSUE COSTS

Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

STOCK-BASED COMPENSATION

The Company has a stock option plan that is described in Note 19.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company’s stock option plan includes a stock appreciation feature. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus is transferred to share capital.

EMPLOYEE FUTURE BENEFITS

The Company has defined benefit pension plans for certain North American employees.  The cost of the accrued benefit obligations for pensions and other post-retirement benefits earned by employees is determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and expected health care costs.  For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

The Company accrues payroll costs for employees in jurisdictions whose governments require the payment of defined wages at the termination of their employment.

MEASUREMENT UNCERTAINTIES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include, but are not limited to, the recoverability of receivables and investments, the quantities of material on heap leach pads and in circuit, the proven and probable reserves, resources and exploration potential and the related depletion and valuation of goodwill, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the valuation of asset-backed commercial paper and auction-rate securities, the provision for taxes and recognition of deferred income tax assets and liabilities, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

NON-CONTROLLING INTERESTS

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and VIEs and represent the outside interest’s share of the carrying values of the subsidiaries and VIEs.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

FOREIGN CURRENCY TRANSLATION

The Company considers its foreign operations to be integrated operations with the functional currency being the United States Dollar. As such, monetary assets and liabilities of the Company’s operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings.

BUSINESS ACQUISITIONS

Business acquisitions are accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at their fair values as at the date of acquisition. The Company reviews information and performs further analysis with respect to each of the acquired assets, prior to finalizing the allocation of the purchase price, if information is still awaited, within a twelve month period from the date of the business acquisition. Reporting during this period is based on management’s best estimates and taking into consideration all available information at the time of reporting thereof.

GOODWILL

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company tests for impairment of goodwill at least on an annual basis during the fourth quarter or upon the occurrence of a triggering event or circumstance that indicates impairment. At such time, the Company evaluates whether the carrying amount of a reporting unit’s goodwill may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

3.             CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2008, the Company adopted, in accordance with the respective transitional provisions, the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 1400, “General Standards of Financial Statement Presentation”; Section 1535, “Capital Disclosures”; Section 3031, “Inventories”; Section 3862, “Financial Instruments – Disclosures”; and Section 3863, “Financial Instruments – Presentation”.

(i)                                    General Standards of Financial Statement Presentation

Section 1400, “General Standards of Financial Statement Presentation” has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern taking into account information about the future which is at least twelve months from the balance sheet date.  Management shall make an assessment of an entity’s ability to continue as a going concern taking into account information about the future, which is at least twelve months from the balance sheet date.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

(ii)                                Capital Disclosures

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 28.

(iii)                            Inventories

The new Section 3031 on inventories establishes standards for the measurement and disclosure of inventories.  The Standard provides guidance on the determination of cost including the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed.

Except for the new guidance on reversal of write-downs, the Company’s previous practice for valuing inventory is substantially in accordance with the new standard. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial statements (Note 6).

(iv)                              Financial Instruments – Disclosure and Presentation

Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 29.

FUTURE ACCOUNTING CHANGES

(i)                         In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” to replace Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” which are effective for years beginning on or after October 1, 2009.  The section clarifies the recognition and measurement criteria of intangible assets and, in particular, for intangible assets that are generated internally.  The impact of implementation of this standard will not have a material impact on the Company’s consolidated financial statements.

(ii)                      In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 with earlier application permitted. Effective January 1, 2011, the Company will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests.  The impact of implementation of these standards will not have a material impact on the Company’s consolidated financial statements.

(iii)                   Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011 (“Changeover Date”).  Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements.  The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.  In order to meet the requirement to transition to IFRS, the Company has established a company-wide project and formed an executive steering committee to provide sponsorship and exercise oversight of the IFRS conversion process.  The Company is following a transition plan comprised of three phases: diagnostic assessment, design and implementation.  The diagnostic assessment phase was completed in November 2008 and the project is on schedule and has entered the early stages of the design phase of the project plan.  Due to anticipated changes to IFRS prior to the Changeover Date, the Company is not currently in a position to determine the impact on its financial results.

4.             BUSINESS ACQUISITIONS

ACQUISITION OF MERIDIAN GOLD INC.

During 2007, the Company acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida, a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the U.S.  The Company offered to exchange 2.235 common shares of Yamana and $6.99 (Cdn$7.00) cash for each common share of Meridian.  Based on a volume adjusted share price of $12.355 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share.  On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and subsequently completed follow-up offers on the same terms to acquire 100% of the Meridian shares.

The purchase price of the transaction totaled $3.6 billion, comprised of approximately 226.4 million Yamana common shares, cash of $726.1 million, transaction costs of $28.6 million, and issued options acquired from Meridian.  The Company exchanged all outstanding options of Meridian (“Meridian options”) for options of the Company at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809.  The exchange ratio was calculated as the sum of 2.235 and the $6.99 (Cdn$7.00) cash component divided by the average closing price for the five days ending October 12, 2007.  On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $17.4 million.  The business combination was accounted for as a purchase transaction with the Company as the acquirer of Meridian.  The results of operations of Meridian have been consolidated from October 13, 2007.

During 2008, the Company finalized the purchase price allocation based on a detailed valuation of the Meridian assets and in doing so relied in part upon a report from a third party expert.

The purchase price was calculated as follows:

Issued 226,416,943 Yamana common shares to acquire 100% of Meridian		$2,797,422
Fair value of options acquired		17,448
Cash consideration		726,099
Transaction costs		28,593
Purchase consideration		$3,569,562

The fair value of Yamana options was estimated at $17.4 million using the Black-Scholes option pricing model. The fair value was determined based on an option pricing model using the following assumptions:

Dividend yield		0.33%
Expected volatility		35%
Risk-free interest rate (U.S. / CDN options)		3.06% / 4.25%
Expected life		0.1-3 years
Forfeitures		Nil

The purchase price allocation is as follows:

Net working capital acquired (including cash of $157.4 million)		$92,942
Restricted cash acquired		13,844
Mineral property, plant and equipment
Producing	1,404,432
Non-producing	3,197,461	4,601,893
Other long-term assets		52,742
Long-term liabilities		(156,168)
Future income tax liability		(988,891)
Non-controlling interest (Note 20)		(46,800)

Net identifiable assets		$3,569,562

On October 31, 2008, the Company sold its interest in the Rossi property to Barrick Gold (who now operates and owns 100%) for total gross cash proceeds of $29.2 million and a gain of $2.3 million.

ACQUISITION OF NORTHERN ORION RESOURCES INC.

During 2007, the Company entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion which owns a development project in Argentina and a 12.5% interest in Minera Alumbrera Ltd.  Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share.  As at October 13, 2007, there were 154,103,861 common shares of Northern Orion outstanding.  The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.38 (Cdn$12.19).

On October 13, 2007, the Company completed the acquisition of 100% of the outstanding shares of Northern Orion and has consolidated the results of operations from that date.  The business combination was accounted for as a purchase transaction, with the Company as the acquirer of Northern Orion.  The Company also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543.  All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.

During 2008, the Company finalized the purchase price allocation based on a full and detailed valuation of the Northern Orion assets and in doing so relied in part upon a report from a third party expert.

The purchase price was calculated as follows:

Issued 83,678,397 Yamana common shares to acquire 100% of Northern Orion	$951,885
Fair value of options and warrants acquired	237,426
Cash consideration	221
Transaction costs	7,842
Purchase consideration	$1,197,374

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $202.7 million.  The fair value of the stock options issued has been estimated using a Black-Scholes option pricing model at $34.7 million.  These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	4.66%
Expected life	0.1-3 years
Forfeitures	Nil

The purchase price allocation is as follows:

Net working capital acquired (including cash of $228.1 million)	$230,473
Property, plant and equipment, net	3,376
Mineral properties and other assets	1,115,343
Equity investment in Minera Alumbrera Ltd.	272,200
Other assets	12,290
Long-term liabilities	(16,372)
Future income tax liability	(419,936)
Net identifiable assets	$1,197,374

ACQUISITION OF VICEROY EXPLORATION LTD.

In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. The Company exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of the Company at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. The Company has consolidated the results of operations from October 13, 2006.  On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition.

The purchase price was determined using the weighted average share price of approximately $9.70 per share for Yamana stock for the period commencing two days prior to the announcement date and ending two days after the announcement date.

The purchase price was calculated as follows:

Issued 52,542,397 Yamana common shares to acquire 100% of Viceroy	$509,841
Transaction costs	4,924
Fair value of options and warrants issued	35,230
Purchase consideration	$549,995

The fair value of the Yamana warrants and stock options issued has been valued using a Black-Scholes pricing model at $12.2 million and $23 million, respectively. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	41%
Risk-free interest rate	4.12%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital (including cash and cash equivalents of $58.5 million)	$53,881
Property, plant and equipment	4,295
Mineral properties	750,448
Other assets	2,794
Future income taxes	(261,423)
Net identifiable assets	$549,995

ACQUISITION OF DESERT SUN MINING CORP.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. The Company exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share.

The value of shares issued to complete the transaction was determined using the weighted average share price of approximately $8.39 per share for Yamana stock for the period commencing two days prior to the announcement date and ending two days after the announcement date.

The Company has consolidated the results of operations from the Jacobina Mine from the date of acquisition.

The purchase price was calculated as follows:

Issued 63,746,381 Yamana common shares to acquire 100% of DSM	$534,852
Shares issued for employee severance (174,068 common shares)	1,361
Transaction costs	3,094
Fair value of options and warrants issued	92,658
Purchase Consideration	$631,965

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $61.9 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $30.8 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	3.92%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired (including cash of $18.1 million)	$26,944
Property, plant and equipment	37,792
Mineral properties and other assets	665,867
Other assets	3,548
Silicosis liability	(17,154)
Other long-term liabilities	(6,954)
Future income taxes	(133,078)
Net identifiable assets	576,965
Excess of purchase price allocated to goodwill	55,000
$631,965

ACQUISITION OF RNC GOLD INC.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53.0 million, comprised of approximately 5.8 million Yamana common shares, $22.3 million in cash and other transaction costs.

The value of shares issued to complete the acquisition was determined using the weighted average share price of approximately $5.22 per share for Yamana stock for the period commencing two days prior to the announcement date of the transaction and ending two days after the announcement date.

The Company has consolidated the results of operations from the San Andrés Gold Mine from the date of acquisition.

The purchase price was calculated as follows:

Issued 4,910,283 Yamana common shares to acquire 100% of RNC	$25,494
Cash consideration to acquire 75% of Minerales de Occidente S.A. (San Andrés Gold Mine)	18,903
Common shares issued to acquire RNC (Honduras) Limited (872,093 common shares)	4,528
Transaction costs	3,409
Fair value of options and warrants issued	664
Purchase consideration	$52,998

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $0.4 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $0.3 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	40%
Risk-free interest rate	3.81%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired	$1,504
Property, plant and equipment	13,528
Mineral properties and other assets	50,501
Loan payable	(1,427)
Asset retirement obligation	(2,894)
Future income taxes	(7,389)
Long-term liabilities	(825)
Net identifiable assets	$52,998

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property.

The Company had previously advanced $18.9 million in the form of a purchase loan on December 16, 2005 to RNC Gold Inc. to acquire 75% of the outstanding shares of Minerales de Occidente S.A.  On February 28, 2006, RNC

Gold Inc. exercised its option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which was the indirect owner of the remaining 25% interest in the San Andrés Gold Mine.

On July 6, 2006, the Company sold the La Libertad gold mine and its interest in the Cerro Quema development-stage property to Central Sun Mining Corp.  Total consideration for the disposition was 32 million Central Sun common shares.  The Company recognized a loss on the sale of these assets of $2.2 million.

5.             CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2008 included $nil in short-term money market securities (December 31, 2007 — $83.8 million; weighted average yield of 4.55% maturing up to February 7, 2008).

6.             INVENTORY

	2008	2007

Metal in circuit and gold in process	$5,369	$3,863
Ore stockpiles	36,446	29,869
Product inventories	22,384	16,189
Material and supplies	59,789	47,705
	$123,988	$97,626

The amount of inventories recognized as an expense during the year is $496.8 million (2007 - $287.6 million; 2006 - $100.0 million) included in cost of sales. Total inventory impairment for the year is $13.5 million.

7.             OTHER CURRENT ASSETS

	2008	2007

Restricted cash (i)	$13,868	$14,236
Short-term investments (ii)	—	43,746
Advances and deposits	56,503	75,626
Income taxes recoverable	14,358	23,347
Current portion of derivative related assets (Note 29(a))	82,677	10,560
Future income tax assets (Note 23)	24,460	8,322
Other current assets	9,120	10,373
	$200,986	$186,210

(i)                                  At December 31, 2008, the Company had restricted cash of $13.9 million (December 31, 2007 - $14.2 million). Restricted cash held in the United States represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation, acquired from Meridian.

(ii)                              At December 31, 2008, the Company had short-term money market securities of $nil (December 31, 2007 - $43.7 million; weighted average yield of 5.51% with effective maturity dates up to August 7, 2008).

8.             MINERAL INTERESTS

	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Total property, plant and equipment (i)	$729,237	$142,808	$586,429	$542,276	$55,607	$486,669

Mineral Properties:
Depletable producing properties	2,380,758	195,103	2,185,655	1,959,635	61,396	1,898,239
Non-depletable development and exploration properties	5,175,016	—	5,175,016	6,239,114	—	6,239,114

Total mineral properties (ii)	$7,555,774	$195,103	$7,360,671	$8,198,749	$61,396	$8,137,353

Assets under construction:
Gualcamayo, Argentina	276,196	—	276,196	66,075	—	66,075
São Vicente, Brazil	76,585	—	76,585	16,587	—	16,587

Total assets under construction (iii)	$352,781	$—	$352,781	$82,662	$—	$82,662

Equity investment in Minera Alumbrera Ltd. (iv)			$234,200			$240,622

Total Mineral Interests	$8,637,792	$337,911	$8,534,081	$8,823,687	$117,003	$8,947,306

(i)                      Amortization expense related to property, plant and equipment for the year ended December 31, 2008 was $87.2 million (December 31, 2007 - $31.9 million; December 31, 2006 - $15.9 million). Included in property, plant and equipment is $35.9 million of land properties which are not subject to depreciation (December 31, 2007 — $29.3 million).

(ii)                  During the year ended December 31, 2008, the Company recorded an impairment charge against mineral property of $58.5 million in respect to its São Francisco Mine (Note 21) (December 31, 2007 - $1.8 million; in respect to its Fazenda Nova Mine).

(iii)              During the year ended December 31, 2008, the Company capitalized $13.8 million of interest costs for assets under construction (December 31, 2007 - $nil).

(iv)                The Company acquired a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”) through its acquisition of Northern Orion.  Based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

	2008	2007
Balance, beginning of the year	$240,622	$—
Acquisition of investment	—	256,177
Equity in earnings	25,763	3,820
Cash distributions	(33,985)	(19,375)
Adjustment relating to the purchase price on acquisition	1,800	—
Balance, end of year	$234,200	$240,622

The equity investment in Alumbrera includes $142.7 million (December 31, 2007 - $154.2 million) representing the unamortized excess of the purchase price over the underlying net book value of the investee’s assets as at December 31, 2008.  The excess is attributable to the value of mineral properties within the investee based on estimated fair values and is being amortized over the life of the mine.

9.             INVESTMENTS

	2008	2007

Available-for-sale securities (a)	$3,356	$23,201
Long-term investments (b)	9,161	30,113

	$12,517	$53,314

(a)           AVAILABLE-FOR-SALE SECURITIES

			2008		2007
Available-for-sale Investments	% of Ownership (i)	Cost	Fair Value	Cumulative Gains (Losses) in OCI	Fair Value	Cumulative Gains (Losses) in OCI

Central Sun Mining	13.3%	$4,646	$1,876	$(2,770)	$9,413	$(17,956)
Others	—	5,541	1,480	$(4,061)	13,788	$5,117
		$10,187	$3,356	$(6,831)	$23,201	$(12,839)
Future tax recovery in OCI				—		2,033
After tax OCI amount				$(6,831)		$(10,806)

(i)   % ownership on an undiluted basis.

Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation.  The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, the length of time the fair value has been below cost, management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook.

During the year ended December 31, 2008, the Company’s investment in Central Sun Mining, with an original cost of $27.4 million and the investment in Hidefield Gold Inc. with an original cost of $2.7 million had market values below their respective carrying values. Management concluded that the certain unrealized losses in these securities were other-than-temporary and recognized permanent impairments on the investments in Central Sun and Hidefield Gold Inc. for a loss of $22.8 million recorded during the quarter ended September 30, 2008 and $2.5 million recorded during the last quarter of 2008 respectively. These are included in the investment and other business (loss) income line of the Consolidated Statement of Operation for the year ended December 31, 2008. Management concluded that the remaining unrealized losses in these securities of $6.8 million are temporary based on its analysis of their financial position, review of recent public disclosures and share price trends subsequent to the period end.

(b)           LONG-TERM INVESTMENTS

As at December 31, 2008, long-term investments included third-party sponsored asset backed commercial paper (“ABCP”), Agency Bonds, Corporate Bonds and Auction Rate Securities (“ARS”).  Long-term investments were acquired by the Company through its acquisitions of Meridian and Northern Orion.

As at December 31, 2008, the Company had the following long-term investments outstanding:

	2008			2007
Security	Fair Value	Par Value	Maturity	Fair Value	Par Value	Maturity

Third-party sponsored ABCP (i)	$6,111	$12,222	2007	$7,538	$15,076	2007
ARS (ii)	3,050	30,100	2007	15,550	30,100	2008
Corporate and Agency Bonds (iii)	—	—	—	7,025	7,000	2009-2011
	$9,161	$42,322		$30,113	$52,176

(i)                                    Third-party sponsored Asset-backed commercial paper (“ABCP”)

The Company holds Cdn$15 million face value in Symphony Trust Series A notes, which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets (the “ABCP investment”). The ABCP investment was acquired through the Company’s acquisition of Northern Orion in October 2007 and was recorded at its estimated fair value as of the acquisition date. The ABCP investment matured on August 24, 2007, however, due to the liquidity issues in the ABCP market, there was no settlement on the maturity date. Through the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper, a process is underway to exchange the defaulted short-term notes for longer terms notes along with the creation of a liquid trading market. However, the ultimate trading values and recoveries of the ABCP investment are uncertain as at December 31, 2008.

The Company has estimated the fair value of the ABCP investment considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company performed a discounted cash flow valuation on the ABCP based on the forecasted ultimate recovery of the ABCP investment to determine carrying value. The Company’s valuation of the ABCP investment assumed that the repayment, discounted at a risk-free rate plus a 10% credit spread, would occur in 8 years and interest would be accrued over this period. As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount of the ABCP investment. Subsequent valuations since December 31, 2007, have not resulted in any additional write-down of the ABCP investment in the current year.

The Company has classified the ABCP investment as a long-term investment since the end of 2007.

Developments subsequent to the reporting period

Through a series of actions during 2007 and 2008, an agreement (“the Montreal Accord”) was reached regarding the comprehensive restructuring of the ABCP covered by the Montreal Accord. The Company’s Symphony Trust notes were part of this restructuring. This restructuring was completed in January 2009 resulting in the creation of several new special purpose investments that were distributed to affected ABCP holders in lieu of the ABCP that was held. Based on the underlying assets of the Symphony Trust, the Company received new Master Asset Vehicle II notes (“MAV II Notes”) as a replacement for the old

Symphony Trust notes. As part of the restructuring, $0.4 million in interest was paid on the Company’s notes in January 2009.

For the Symphony Trust Series A Notes, the Company received new MAV II Notes, which consist of Class A-1 and A-2 Notes for a total value of Cdn$13.4 million, and Class B and Class C Notes for a total of Cdn$1.5 million. On January 21, 2009, Dominion Bond Rating Service (“DBRS”) finalized the ratings of “A” to both the Class A-1 and Class A-2 Notes. The Class B and Class C Notes have not yet been rated by DBRS. The MAV II trust indenture provides that payment of all or a portion of the interest owing to holders of the Class A-1 Notes may be deferred, but in any event no later than January 22, 2019, at which time all interest then accrued and unpaid on the Class A-1 Notes shall be paid. The valuation of the MAV II Notes has assumed that interest is accrued and paid on the expected repayment date of January 22, 2017, as outlined in the MAV II trust indenture.

The restructuring of the notes, which also included the establishment of new bank and government liquidity lines and credit ratings for the new master asset vehicles, is a positive development for the Company’s investments (now MAV II Notes). With the restructuring, there is a greater likelihood that a secondary trading market will develop for these securities.

(ii)                                Auction-Rate Securities (ARS)

The Company holds $30.1 million face value in ARS with various legal maturity dates to 2052 (the “ARS investments”). These ARS investments can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries. The ARS investments were acquired through the Company’s acquisition of Meridian Gold in October 2007 and recorded at estimated fair value on the acquisition date resulting in an impairment of par value as of that date of 50% of the carrying value.

Although there are prospects for the restructuring of the underlying securities or the creation of secondary trading markets for the securities, the ultimate trading values and recoveries of the ARS investments are highly uncertain. Due to the absence of a tradable and properly functioning market for auction rate securities, the Company has not been able to liquidate its ARS investments and thus realize any value on its ARS investments. Although the Company continues to receive interest payments, the ARS investments are not currently trading and therefore do not have a readily transparent market value.

The Company performed a discounted cash flow valuation on the ARS based on the forecasted ultimate recovery of the ARS investment to determine carrying value. Unlike the Canadian ABCP restructuring, there has been no similar development for the ARS market in the United States. Furthermore, the ARS market has deteriorated further. Specific to the Company’s ARS, there have been several credit downgrades for the securities and one issue had an event of default.

The Company’s valuation of the ARS investments assumed that repayment, discounted at a risk-free rate plus a 20% credit spread, would occur in 20 years. The Company also assumed that the ARS investments continue to stay current on their interest payments. As a result of this valuation, the Company recorded an impairment of approximately 90% of the principal amount for a total write-down of $27.1 million, $12 million of which was recorded in December 2008 in investment and other business loss.

The Company continues to monitor developments in the market for ARS instruments.

(iii)                            Corporate and Agency Bonds

In the first quarter of 2008, the Company wrote-down the corporate and agency bonds to their market value of $4.0 million. These were subsequently sold in the second quarter of 2008 for cash proceeds of $4.4 million.

10.          OTHER LONG-TERM ASSETS

	2008	2007

Derivative related assets (Note 29(a))	$6,171	$7,654
Long-term tax credits (i)	75,683	47,597
Pension related assets (Note 15)	—	1,392
Other	7,774	8,735
	$89,628	$65,378

(i) Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

11.          GOODWILL

Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company’s total goodwill of $55.0 million as at December 31, 2008 relates to the 2006 acquisition of the gold producing Jacobina mine and related assets in Brazil (Note 4).  The recognition of goodwill represents the substantial value implicit in the Company’s intent and ability to develop the mine. Additionally, it captures the expected synergies including but not limited to the expected increases in cash flow resulting from cost savings and revenue enhancements that can be realized from managing a portfolio of mines and mineral properties in Brazil.

For goodwill impairment testing purposes, the Company estimates the fair value of a gold property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates. For the Jacobina mine, the assumptions used on long-term gold prices and the inflation index to apply have a significant impact on the estimate of fair value. The annual goodwill impairment test included a long-term gold price of $805 per ounce and an average future inflation index of 1.9%. Upon completion of this test, there was no impairment to goodwill.

12.          CREDIT FACILITIES

	Face Value	2008	2007

$400 million non-revolving facility (i)	$400,000	$313,939	$395,415
$500 million revolving credit facility (ii)	250,000	242,025	227,009
	650,000	555,964	622,424

Less: current portion		(83,749)	(83,245)
Long-term portion		$472,215	$539,179

(i)                                  Includes transaction costs of $1.9 million net of amortization (2007 — $4.6 million).

(ii)                              Includes transaction costs of $8.0 million net of amortization (2007 — $3.0 million).

During the last quarter of 2008, the Company increased its revolving facility to $500 million.  In addition, terms on both the revolving and non-revolving credit facilities were amended.  The following summarizes the terms in respect to these facilities as at December 31, 2008:

•                  The facilities bear interest at a rate of LIBOR plus 1.5% to 3% per annum (December 31, 2007 - LIBOR plus 0.95% to 1.5% per annum), depending on the Company’s debt to Earnings before interest, taxes, depreciation and amortization, (“EBITDA”) ratio. The effective interest rate at December 31, 2008 was 5.83% and 4.46% on the non-revolving credit facility and revolving credit facility respectively (December 31, 2007 — 6.01% and 5.74% respectively).

•                  Undrawn amounts are subject to a commitment fee of 0.55% to 1.1% per annum (December 31, 2007 - 0.2% to 0.4% per annum) depending on the Company’s debt to EBITDA ratio.

•                  The non-revolving facility and $250 million of the revolving facility matures in 2012.  The remaining $250 million under the revolving facility matures 2010.  Amounts drawn down as at December 31, 2008 mature in 2012.

•                  The facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature up to 2012.

The following is a schedule of credit facility principal repayments:

	Non-revolving facility	Revolving facility
2009	84,211	—
2010	84,211	—
2011	84,211	—
2012	63,156	250,000
	$315,789	$250,000

13.          ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development. The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $129.8 million discounted using a credit adjusted risk-free rate of 5%. The settlement of the obligations will occur through to 2032. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, United States Dollars and Honduran Lempiras and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligations:

	2008	2007

Balance, beginning of year	$72,013	$18,720
Accretion incurred in the current year	4,175	3,056
Reclamation obligations assumed during acquisitions	—	39,057
Additions to site reclamation obligations during the year	34,411	13,217
Foreign exchange (loss) gain	(6,826)	2,673
Expenditures during the current year	(7,504)	(4,710)
	96,269	72,013
Less: Current portion included in other current liabilities	(6,259)	(8,569)
Balance, end of year	$90,010	$63,444

14.          OTHER LONG-TERM LIABILITIES

	2008	2007

Silicosis liability (i)	$6,108	$22,865
Long-term withholding taxes (ii)	93,491	85,976
Pension related liability (Note 15)	393	1,081
Severance accruals	8,037	9,439
Royalty payable (iii)	12,224	15,079
Other	12,192	8,276
	$132,445	142,716

(i)          The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006.  The Company estimates this contingency to be about $6.1 million as at December 31, 2008.  The decrease of $16.8 million in the year relates to the movement of claims that have been settled or released during the year as well as the impact of the devaluation of the Brazilian Real vis-à-vis the United States Dollar.

(ii)      The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $93.5 million have been accrued on the assumption that the profits will be repatriated.

(iii)  The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.0 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.0 million is paid.

15.          EMPLOYEE FUTURE BENEFITS

The Company has a defined benefit pension plan covering certain North American employees.  The defined pension benefits are based on years of service and average yearly earnings.  The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.  The pension plan is frozen as of December 15th, 2008 and is currently in the process of being formally closed with the assets being liquidated.

The Company’s consolidated balance sheet includes the accrued benefit asset in other assets in the amount of $nil (December 31, 2007 - $1.4 million), and the accrued benefit liability in other liabilities in the amount of $0.4 million (December 31, 2007 - $1.1 million).  Included in general and administrative expenses on the Company’s consolidated statement of operations is $0.3 million (December 31, 2007 - $0.1 million) of pension cost expense.

16.          CAPITAL STOCK

(a)           COMMON SHARES ISSUED AND OUTSTANDING:

	2008		2007
	Number of Common shares (‘000s)	Amount	Number of Common shares (‘000s)	Amount

Balance, beginning of year	668,417	$5,502,518	344,595	$1,619,850
Exercise of options and share appreciation rights (i)	9,677	107,046	8,096	74,146
Exercise of warrants (ii)	32,251	342,887	2,411	24,945
Public offering, net of transaction costs (iii)	22,500	103,441	—	—
Business acquisitions (Note 4)	—	—	313,315	3,783,577
Balance, end of year	732,845	$6,055,892	668,417	$5,502,518

(i)                                  During the year ended December 31, 2008, the Company issued 9.7 million shares (December 31, 2007 — 8.1 million shares) to optionees on the exercise of their share options and appreciation rights for cash proceeds of $53.5 million (December 31, 2007 — $34.4 million). Previously recognized stock-based compensation in the amount of $53.5 million (December 31, 2007 — $40.1 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(ii)                              During the year ended December 31, 2008, the Company issued 32.3 million shares (December 31, 2007 —2.4 million) to warrant holders on the exercise of their warrants for cash proceeds of $116.9 million (December 31, 2007 —$3.6 million). An amount of $226.0 million (December 31, 2007 — $4.9 million) was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises.

(iii)                          In December 2008, the Company issued 22.5 million shares in a Canadian public offering for gross proceeds of $108.0 million and issue costs of $4.6 million net of tax recovery (December 31, 2007 — $nil, respectively).

(b)           WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	2008	2007	2006

Weighted average number of common shares	691,536	415,232	276,617
Weighted average number of dilutive warrants	8,652	11,314	—
Weighted average number of dilutive stock options	1,497	5,371	—
Dilutive weighted average number of common shares	701,685	431,917	276,617

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended December 31, 2008 were 18.0 thousand (December 31, 2007 — 18.0 thousand) and 4.9 million (December 31, 2007 — 4.9 million), respectively.

17.          ACCUMULATED OTHER COMPREHENSIVE LOSS

	2008	2007	2006

Balance, beginning of year	$(3,855)	$—	$—
Opening adjustment, net of tax (Note 2)	—	(3,510)	—
Change in fair value of available-for-sale securities (i)	(29,842)	(7,296)	—
Reclassification of losses on available-for-sale securities to earnings (ii)	33,817	—	—
Net change in fair value of hedging instruments (iii)	(40,771)	6,951	—
Balance, end of year	$(40,651)	$(3,855)	—

(i)         net of tax recovery of $nil (2007 - $1.4 million)

(ii)        net of tax recovery of $5.7 million (2007 - $nil)

(iii)       net of tax recovery of $19.3 million (2007 - $3.7 million; expense)

18.          SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants as at the year end and the changes thereof during the year are as follows:

	2008			2007
	Number of Warrants (000’s)	Weighted average Exercise Price (Cdn$ )	Value	Number of Warrants (000’s)	Weighted average Exercise Price (Cdn$ )	Value

Outstanding, beginning of year	46,897	$6.91	$270,805	16,890	$8.66	$73,004
Issued	—	—	—	30,718	5.91	202,707
Exercised	(32,251)	$3.85	(226,029)	(711)	5.03	(4,906)
Expired	(116)	$4.07	(667)	—	—	—
Outstanding and exercisable, end of year	14,530	$13.73	$44,109	46,897	$6.91	$270,805

No share purchase warrants were issued during 2008. The fair value of the past issued warrants was valued using a Black-Scholes pricing model. These values were determined based on an option pricing model with the following assumptions:

2007
Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	3.06% - 4.66%
Expected life	1-3 years
Forfeitures	Nil

The Company had the following share purchase warrants outstanding as at December 31, 2008:

Exercise Price	Issuable Shares on Exercise of Warrants	Weighted Average Remaining Contractual Life
(Cdn$ )	(000’s)	(Years)

$19.08	4,886	2.34
11.05 (i)	9,201	1.13
10.42	443	1.22
$13.73	14,530	1.54

(i)            This series of warrants is publicly traded.

19.          STOCK-BASED COMPENSATION

(a)           STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (December 31, 2007 — 24.9 million; December 31, 2006- 9.5 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period is as follows:

	2008		2007
	Number of Options (000’s)	Weighted average Exercise Price (Cdn$ )	Number of Options (000’s)	Weighted average Exercise Price (Cdn$ )

Outstanding, beginning of year	17,184	$8.08	16,127	$7.27
Granted	—	—	8,991	6.87
Exercised	(11,691)	7.59	(7,848)	4.97
Expired and forfeited	(428)	9.76	(86)	13.06
Outstanding, end of year	5,065	$9.21	17,184	$8.08
Exercisable, end of year	5,065	$9.21	17,184	$8.08

Stock options outstanding and exercisable as at December 31, 2008 are as follows:

Exercise Price	Quantity Outstanding and Exercisable	Outstanding Weighted Average Remaining Contractual Life
(Cdn$)	(000’s)	(Years)

$0.01-$2.99	5	2.41
$3.00- $4.99	230	6.06
$5.00-$5.99	11	3.36
$6.00-$7.99	222	2.45
$9.00-$9.99	4,290	2.66
$10.00-$15.00	105	2.43
	4,863

Exercise Price	Quantity Outstanding and Exercisable	Outstanding Weighted Average Remaining Contractual Life
(US$)	(000’s)	(Years)

$0.01-$3.99	42	5.37
$4.00-$5.99	104	5.69
$6.00-$8.99	56	5.81
	202
	5,065

(b)           OTHER STOCK-BASED PAYMENTS

In 2008, the Company has established two new stock-based compensation plans, the Deferred Share Unit and the Restricted Share Unit plans.

(i)            DEFERRED SHARE UNITS (“DSU”)

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSUs granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSUs as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value in Canadian Dollars of a common share of the Company at the separation date.

The Company granted 272,692 DSUs at a weighted average price of Cdn$11.88 for a total non-cash expense of $3.0 million during 2008. A mark-to-market recovery of $0.5 million is included in general and administrative expenses with respect to these DSUs for a net expense of $2.5 million for 2008.

(ii)        RESTRICTED SHARE UNITS (“RSU”)

RSUs are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSUs shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian Dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award.

During 2008, the Company granted a total of 1,128,125 RSUs at a weighted average price of Cdn$13.47. A total of $2.0 million was credited to contributed surplus and $nil share capital in respect of these RSUs as these awards have not yet fully vested. The expense of $2.0 million is included in general and administrative expenses.

20.          NON-CONTROLLING INTEREST

	Agua De La Falda S.A.
	2008	2007

Arising from acquisition of Meridian (Note 4)	$46,800	$46,810

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with its joint venture partner, Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

Due to the fact that the equity investment at risk may not be sufficient to permit ADLF to finance its activities without additional subordinated support from equity holders, ADLF meets the classification under AcG-15 as a variable interest entity. ADLF has been consolidated in the financial statements of the Company since its acquisition date and the non-controlling interest for the interest of the Company’s partner is recorded at the estimated fair value at the date of acquisition. As of December 31, 2008, the Company is not the guarantor of any significant debt of ADLF.

21.          WRITE-OFF OF MINERAL INTERESTS

As a result of its review of carrying values compared to undiscounted future net cash flows, the Company has taken the following impairment charges of mines located in Brazil:

	2008	2007	2006

São Francisco	$58,469	$—	$—
Fazenda Nova	—	1,821	3,675
Other	524	—	—
	$58,993	$1,821	$3,675

Asset categories impacted are as follows:

	2008	2007	2006
Inventory	$—	$—	$474
Property, plant and equipment	—	—	1,207
Depreciable mineral properties	58,993	1,821	1,994
Impairment charge	$58,993	$1,821	$3,675

Future cash flows are based on management’s estimate of the operating results of the mine together with their estimate of the resale value of assets at the end-life of the mine. The life of the mine has been shortened as a consequence of a revised estimate of the proven and probable reserves which decreased by 488,000 contained ounces of gold as at December 31, 2008.

22.          INTEREST AND FINANCING EXPENSES

During the year the Company expensed the following:

	2008	2007	2006

Interest expense on credit facilities	$22,746	$7,960	$—
Interest on derivative options	1,856	3,294	2,720
Expenses due to debt repayment and extinguishment	785	1,957	24,750
Financial fees and taxes	12,314	6,030	1,376
Bank fees and interest	6,970	2,793	—
	$44,671	$22,034	$28,846

23.          INCOME TAXES

(a)           INCOME TAX EXPENSE

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2008	2007	2006

Earnings (loss) before income taxes	$428,692	$219,314	$(95,202)
Canadian statutory tax rate	33.5%	36.1%	36.1%
Expected income tax expense (recovery)	143,655	79,216	(34,387)
Impact of lower foreign tax rates	(25,141)	(14,425)	(161)
Impact of changes in tax legislation	2,594	(8,723)	137
Permanent differences	(44,753)	4,761	16,792
Non-taxable items	—	—	(7,929)
Change in valuation allowance	36,905	(10,217)	(5,832)
Unrealized foreign exchange	(97,665)	12,606	7,825
Losses not benefited (recognized)	7	5,387	(1,484)
Other	4,081	(4,733)	—
Income tax expense (recovery)	$19,683	$63,872	$(25,039)
Current income tax expense	65,611	79,350	6,038
Future Income tax recovery	(45,928)	(15,478)	(31,077)
Net income tax expense (recovery)	$19,683	$63,872	$(25,039)

(b)           FUTURE INCOME TAXES

The temporary differences and losses that give rise to future income tax assets and liabilities are presented below:

Future Income Tax Assets	2008	2007

Deductible temporary differences	$22,753	$3,480
Amounts related to tax losses	140,115	115,120
Financing costs	9,605	12,134
Asset retirement obligation	13,365	12,448
Derivative liability	10,928	24,781
Mineral properties and property, plant and equipment	47,094	59,405
Unrealized foreign exchange losses	33,844	10,233
Available-for-sale securities	13,378	7,593
Other	—	10,595
Gross future income tax assets	$291,082	$255,789
Less: Valuation allowance	(139,789)	(102,884)
Future income tax assets	$151,293	$152,905

Future Income Tax Liabilities	2008	2007

Accounts receivable	$(1,731)	$(2,964)
Mineral properties and property, plant and equipment	(1,710,845)	(2,678,270)
Unrealized foreign exchange gains	(1,399)	(38,277)
Derivative asset	(29,318)	—
Other	(816)	(759)
Future income tax liabilities	$(1,744,109)	$(2,720,270)
Net future income tax liabilities	$(1,592,816)	$(2,567,365)

The net future income tax assets (liabilities) are classified as follows:
	2008	2007
Future income tax assets - current	$24,460	$8,322
Future income tax assets - long-term	124,021	124,422
Future income tax liabilities - current	(27,151)	(3,722)
Future income tax liabilities - long-term	(1,714,146)	(2,696,387)
	$(1,592,816)	$(2,567,365)

The Company has entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”).  The Company is committed to an election to be subject to a maximum 4% rate for the Chilean mining royalty tax and tax stabilization through 2017 at a maximum 35% tax rate, in return for ceasing to use accelerated depreciation for tax purposes beginning in 2008. The Company is not accruing Category II tax for Chile based on management’s intent to permanently reinvest the earnings.

The Company is subject to a separate DL600 contract, related to Minera Florida Limitada, a wholly-owned subsidiary which owns the Minera Florida Mine, which also provides for a maximum 35% tax rate.

(c)           NON-CAPITAL LOSSES

The Company has non-capital losses of approximately $426.4 million (December 31, 2007 - $384.4 million) available to apply against future taxable income.  Approximately $273.9 million (December 31, 2007 — $166.0 million) of these losses are subject to a valuation allowance.

Loss carry forwards at December 31, 2008 will expire as follows:

	Canada	US	Brazil	Chile	Argentina	Other	Total

2009	$10	$—	$—	$—	$1,115	$71	$1,196
2010	1	218	—	—	1,387	284	$1,890
2011	967	231	—	—	879	346	$2,423
2012	—	6,555	—	—	704	157	$7,416
2013	—	1,752	—	—	994	—	$2,746
2014 and onwards	53,009	146,045	—	—	—	1,336	$200,390
Unlimited	5,336	—	139,484	51,981	—	13,576	$210,377

	$59,323	$154,801	$139,484	$51,981	$5,079	$15,770	$426,438

24.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	2008	2007	2006

Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$(53,522)	$(36,789)	$(33,281)
Issue of shares on exercise of warrants	226,029	4,905	—
Accrued interest capitalized to assets under construction	13,756	—	4,556
Shares issued on business acquisitions	—	3,749,307	1,053,071
Share purchase warrants recognized on the issue of warrants on business acquisitions	—	202,707	74,511
Common shares received as consideration for assets sold during the year	511	4,234	20,800
Issue of shares on acquisition of mineral properties	—	10,976	—
Issue of shares to be issued on exercise of options and warrants	—	19,486	—
Shares issued on business acquisition completed in prior year	—	23,006	—
Issue of share purchase warrants in settlement of notes payable	—	—	13,111
Issue of share in settlement of amounts payable	—	—	1,163
Contributed surplus recognized on the issue of stock options on business acquisitions	—	52,166	54,041
Value of expired warrants transferred to contributed surplus	(667)	—	2
Proceeds on conversion of long-term credit facilities to United States Dollars	—	598,301	—
Repayment of long-term credit facilities on conversion to United States Dollars	—	(571,339)	—
Other	560	287	—

(b)           INTEREST AND INCOME TAX PAID:

	2008	2007	2006
Interest paid during the year	$38,876	$18,357	$13,270
Income taxes paid during the year	$110,252	$39,504	$1,804

(c)           NET CHANGE IN NON-CASH WORKING CAPITAL, NET OF ACQUISITIONS:

	2008	2007	2006
Net decrease (increase) in:
Accounts receivable	$33,689	$(69,083)	$(2,560)
Inventory	(34,135)	(30,685)	(25,712)
Other assets	39,515	(55,662)	(10,294)

Net (decrease) increase in:
Accounts payable and accrued liabilities	(81,635)	86,084	(6,757)
Income taxes payable	(53,494)	52,834	1,937
Other current liabilities	(832)	17,542	—
	$(96,892)	$1,030	$(43,386)

Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period.

25.          JOINT VENTURE

The Company held a 40% interest in a joint venture with Barrick Gold Corporation (“Barrick”) for the Rossi property in Nevada acquired through the acquisition of Meridian.  On October 31, 2008, the Company sold its interest to Barrick for total gross cash proceeds of $29.2 million and a gain of $2.3 million.

The following details the Company’s share of statement of operations, cash flows and balance sheets in the Rossi joint venture which has been proportionately consolidated up to the date of sale:

	Year ended 2008	Year ended 2007
Proportionate Statements of Joint Venture Operation
Revenues	$5,465	$2,761
Cost of sales	(4,101)	(1,768)
Depreciation, amortization and depletion	(510)	(878)
Other expenses	(249)	(105)
Net income	$605	$10
Proportionate Joint Venture Balance Sheet
Current assets	$—	$2,534
Capital assets	—	52,344
	$—	$54,878
Current liabilities	$—	$640
Long-term liabilities	—	256
Company’s investment carrying value	—	53,982
	$—	$54,878
Proportionate Statements of Joint Venture Cash Flows
Operating activities	$(99)	$329
Investing activities	99	(329)
Financing activities	—	—
Increase in cash and cash equivalents during the period	$—	$—

26.          SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments. The Company’s operating segments are Brazil, Chile, Argentina, Central America and Other, and Canada (which is solely comprised of corporate and administrative activities).

Mineral assets referred to below consist of land, buildings, equipment, mineral properties, exploration costs, assets under construction and equity investment.

2008	Brazil	Chile	Argentina	Central America and Other	Canada	Total

Mineral assets	$1,381,983	$4,540,348	$2,474,554	$136,164	$1,032	$8,534,081
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,535,116	4,578,359	2,509,865	122,483	69,423	$8,815,247
Total assets	1,744,227	4,683,396	2,523,440	140,205	246,085	$9,337,353
Capital expenditures	223,304	125,676	195,011	41,145	1,784	$586,920

2007	Brazil	Chile	Argentina	Central America and Other	Canada	Total

Mineral assets	$1,228,434	$5,158,547	$2,362,223	$196,717	$1,385	$8,947,306
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,412,713	5,078,370	2,376,224	198,002	180,111	$9,245,420
Total assets	1,677,990	5,296,083	2,391,909	210,678	319,264	$9,895,924
Capital expenditures	165,210	22,763	72,244	12,014	921	$273,152

2006	Brazil	Chile	Argentina	Central America and Other	Canada	Total

Mineral assets	$1,142,582	$—	$667,115	$45,719	$758	$1,856,174
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,270,232	—	670,002	47,590	39,908	$2,027,732
Total assets	1,366,585	—	676,399	57,288	80,920	$2,181,192
Capital expenditures	209,341	—	3,599	5,637	724	$219,301

RECONCILIATION OF SEGMENT INCOME

2008

	Brazil	Chile	Argentina	Central America and Other	Canada	Total

Revenues	$627,171	$387,932	$—	$39,504	$—	$1,054,607
Cost of sales	(314,130)	(153,408)	—	(29,228)	—	(496,766)
Depreciation, amortization and depletion	(66,865)	(121,425)	—	(2,603)	—	(190,893)
Accretion of asset retirement obligations	(1,498)	(2,310)	—	(367)	—	(4,175)
Mine operating earnings	$244,678	$110,789	$—	$7,306	$—	$362,773
General and administrative and exploration	(29,949)	(26,616)	(644)	(2,984)	(29,821)	(90,014)
Other operating expenses	(4,372)	(2,445)	—	—	—	(6,817)
Write-off of mineral interests	(58,993)	—	—	—	—	(58,993)
Operating earnings (loss)	151,364	81,728	(644)	4,322	(29,821)	206,949
Investment and other business (loss) income	(2,605)	(4,810)	157	(2,440)	(19,378)	(29,076)
Interest and financing expenses	(12,923)	(573)	—	(170)	(31,005)	(44,671)
Foreign exchange gain (loss)	62,183	49,256	63,494	49	(43,441)	131,541
Realized gain (loss) on derivatives	—	6,036	—	—	(16,072)	(10,036)
Unrealized (loss) gain on derivatives	—	(1,968)	—	—	175,953	173,985
Earnings (loss) before income taxes, equity earnings and non-controlling interest	$198,019	$129,669	$63,007	$1,761	$36,236	$428,692

2007

	Brazil	Chile	Argentina	Central America and Other	Canada	Total

Revenues	$629,686	$77,912	$—	$39,493	$—	747,091
Cost of sales	(235,284)	(28,649)	—	(23,707)	—	(287,640)
Depreciation, amortization and depletion	(50,917)	(15,640)	—	(5,258)	—	(71,815)
Accretion of asset retirement obligation	(2,313)	(198)	—	(545)	—	(3,056)
Mine operating earnings	$341,172	$33,425	$—	$9,983	$—	$384,580
General and administrative and exploration	(27,027)	(1,864)	(1)	(1,842)	(38,517)	(69,251)
Other operating income net of write-off of mineral interests	1,051	—	—	—	—	1,051
Operating earnings (loss)	315,196	31,561	(1)	8,141	(38,517)	316,380
Investment and other business income (loss)	3,909	1,249	38	206	6,101	11,503
Interest and financing expenses	(7,099)	—	—	—	(14,935)	(22,034)
Foreign exchange (loss) gain	(27,576)	171	5,027	(1)	(18,006)	(40,385)
Realized loss on derivatives	—	—	—	—	(17,082)	(17,082)
Unrealized loss on derivatives	—	—	—	—	(29,068)	(29,068)
Earnings (loss) before income taxes, equity earnings and non-controlling interest	$284,430	$32,981	$5,064	$8,346	$(111,507)	$219,314

27.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at December 31, 2008:

Year	2009	2010	2011	2012	2013	Thereafter	Total

Mine operating/Construction and service contracts:
Brazil	78,453	47,921	44,517	17,676	—	2,611	191,178
Chile	86,906	14,392	6,316	548	548	2,190	110,900
Argentina	18,223	4,837	4,139	—	—	—	27,199
Central America and Other	1,794	1,500	—	—	—	—	3,294
Corporate	2,553	1,018	538	392	33	—	4,534

	$187,929	$69,668	$55,510	$18,616	$581	$4,801	$337,105

28.          CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its credit facilities are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company’s externally imposed financial covenants from its credit facility are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net debt/EBITDA) to be less than or equal to 3:1.

Not meeting these capital requirements will result in default by the Company. As at December 31, 2008, the Company has met all of the externally imposed capital requirements.

The Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2007.

29.          FINANCIAL INSTRUMENTS

(a)           Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable and other current liabilities, credit facilities and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market gain of $174.0 million (December 31, 2007 - $29.1 million) on commodity contracts for the year.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $556.0 million (December 31, 2007 — $622.4 million), comprised of a short-term and a long-term portion as described in Note 12, and a fair value of $572.5 million (December 31, 2007 — $632.7 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at December 31, 2008, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The following table summarizes derivative related assets:

	December 31, 2008	December 31, 2007
Currency Contracts
Forward contracts	$—	$17,947

Commodity Contracts
Forward contracts	88,848	—
Long-call option contracts	—	267

	88,848	18,214
Less: Current portion	(82,677)	(10,560)

Long-term portion	$6,171	$7,654

The following table summarizes the components of derivative related liabilities:

	December 31, 2008	December 31, 2007
Currency Contracts
Forward contracts	$(14,831)	$—

Commodity Contracts
Forward contracts and options	—	(73,562)

	$(14,831)	$(73,562)
Interest Rate Contracts
Interest rate swaps	(21,889)	(8,325)

	$(36,720)	$(81,887)
Less: Current portion	25,897	53,954

Long-term portion	$(10,823)	$(27,933)

The following table summarizes unrealized derivative gains (losses):

	2008	2007	2006

Non-hedge derivatives
Commodity contracts	$160,436	$(27,305)	$(35,773)
Share purchase warrants held	(98)	(576)	—

	160,338	(27,881)	(35,773)

Hedge ineffectiveness
Ongoing hedge ineffectiveness	13,647	(1,187)	—

	$173,985	$(29,068)	$(35,773)

The following table summarizes realized derivative gains (losses):

	2008	2007	2006

Currency contracts	$12	$—	$—
Commodity contracts	(10,048)	(17,082)	—
	$(10,036)	$(17,082)	$
Current income taxes	3,839	6,170	—
	$(6,197)	$(10,912)	$—

Additionally, included in cost of sales are realized gains in the amount of $14.4 million (December 31, 2007 — $6 million; December 31, 2006 — $nil) with respect to currency derivative contracts and included in interest and financing expenses are realized losses in the amount of $5.1 million (December 31, 2007 - $nil; December 31, 2006 - $nil) in respect to the interest rate swaps. The Company estimates that approximately $11.5 million net gains and losses are expected to be reclassified from accumulated other comprehensive loss to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 17):

	2008	2007	2006
Effective portion of change in fair value of hedging instruments	$60,104	$10,619	$—
Future income tax	(19,333)	(3,668)	—
	$40,771	$6,951	$—

(b)           Currency risk

The Company’s sales are predominately denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During prior years, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 398.5 million Reais at an average rate of 2.2545 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. Of this, 207.1 million Reais is hedged for 2009, 171.4 million Reais for 2010, and approximately 20.0 million for 2011. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

The sensitivities on net monetary assets/liabilities that are denominated in a foreign currency shown below are derived from the estimated impact of a 10% change in the United States Dollar exchange rate for the year compared with the following currencies, with all other variables held constant. The sensitivity analysis includes the impact of the foreign currency movements on operating costs and unrealized gains on losses arising from the translation of monetary assets and liabilities as at the balance sheet date. The impact is expressed in terms of the effect on net earnings and other comprehensive income:

	2008
(on 10% change in United States Dollar exchange rate)	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax	Effect on operating earnings	Effect on translation of monetary assets and liabilities
Brazilian Real	$11,704	$11,429	$9,031	$2,673
Argentine Peso (i)	$61,943	$—	$3,462	$58,481
Canadian Dollar	$6,485	$—	$—	$6,485
Honduran Lempiras	$1,172	$—	$704	$468
Chilean Peso	$6,599	$—	$4,744	$1,854

(i)             The sensitivity to the Argentine Peso is attributable to a large future income tax liability in respect to business acquisitions.

(c)           Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at December 31, 2008, the Company had a total of approximately 50.6 million pounds under open forward contracts at an average strike price of approximately $3.00 per pound of copper and maturity dates in 2009 and 2010. The program requires no cash margin, collateral or other security from the Company. During the fourth quarter of 2008, cash proceeds of $47.5 million were realized on reducing the commodity derivative contracts by 86.3 million pounds. Subsequent to the end of 2008, the Company entered into additional forward sales contracts to hedge 26.5 million pounds of copper at $1.54 per pound for the period between February and July of 2009. These contracts and the existing forward sales positions held by the Company hedge 75.7 million pounds of copper at about $2.50 per pound for the year 2009.

The sensitivity of the Company’s revenues, realized loss on derivatives, unrealized loss on derivatives, and net earnings due to a 10% change in the average commodity prices for the year with all other variables constant is summarized in the table below:

	2008
(10% change in price)	Effect on Revenues	Effect on Earnings due to change in Realized Loss on Derivatives	Effect on Earnings due to change in Unrealized Loss on Derivatives	Income Tax effect	Effect on Net Earnings, net of tax
Gold	$68,344	$—	$—	$(27,645)	$40,699
Copper	$61,329	$4,824	$74,382	$(11,203)	$50,126
Silver	$14,856	$—	$—	$(6,010)	$8,846

The change in average commodity prices will not have an impact on other comprehensive income.

(d)           Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. During the fourth quarter of 2007, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.50%.  The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At December 31, 2008, all of the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)                                  Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults are negligible thus, the credit risk associated with accounts receivables is also considered to be negligible.  For long-term investments credit risk represents the par value of the instruments (Note 9(b)).  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.

The Company’s maximum credit exposure to credit risk at December 31 is as follows:

	2008	2007
Cash and cash equivalents	$170,137	$284,894
Accounts receivable	26,995	81,774
Short-term investments	—	43,746
Income taxes recoverable	14,358	23,347
Current portion of derivative related assets	82,677	10,560
Derivative related assets	6,171	7,654
Long-term investments	9,161	30,113
	$309,499	$482,088

(f)                                    Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cashflows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 28. Contractual maturities relating to contractual commitments are included in Note 27 and relating to credit facilities are included in Note 12.

30.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.  There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.

31.          SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (“US GAAP”) are described and quantified below.

The impact of US GAAP on the consolidated income statements is as follows:

	2008	2007	2006

OPERATIONS
Net earnings (loss) under Canadian GAAP	$434,772	$157,245	$(70,163)
Adjustment for depreciation, amortization and depletion (i)	(29,508)	(17,598)	(4,099)
Write-off of mineral property costs (i)	(74,032)	(36,772)	(20,691)
Pre-operating costs (ii)	856	(549)	878
Stripping costs in mine operating earnings (v)	—	(3,634)	—
Stripping costs in equity earnings (v)	(3,354)	(950)	—
Adjustment for unrecognized tax benefits (vi)	(1,935)	—	—
	326,799	97,742	(94,075)
Tax effect of reconciling items (iii)	17,774	12,559	6,003
Net income (loss) attributable to common shareholders under US GAAP	$344,573	$110,301	$(88,072)
Basic earnings (loss) per share under US GAAP	$0.50	$0.27	$(0.32)
Diluted earnings (loss) per share under US GAAP	$0.49	$0.26	$(0.32)
Basic weighted average number of shares outstanding under US GAAP	691,536	415,232	276,617
Diluted weighted average number of shares outstanding under US GAAP	701,685	431,917	276,617

The impact of US GAAP on the consolidated balance sheets is as follows:

	2008	2007	2006

ASSETS
Total assets under Canadian GAAP	$9,337,353	$9,895,924	$2,181,192
Write-off of mineral property costs (i)	(151,434)	(81,036)	(40,630)
Adjustment to mineral properties (i) and (ii)	(43,248)	(23,446)	(7,404)
Adjustment to inventory (i)	(14,623)	(2,140)	(36)
Adjustment to investments (ix)	—	—	(4,526)
Future employee benefit adjustment to Mineral Properties on Meridian acquisition (vii)	2,478	3,494	—
Future income tax assets related to adjustments (iii)	41,224	23,450	10,609
Adjustment to equity investment (v)	(3,354)	(950)	—
Total assets under US GAAP	$9,168,396	$9,815,296	$2,139,205
Total liabilities under Canadian GAAP	2,780,434	3,942,293	464,602
Future employee benefit liability adjustment (vii)	3,902	4,475	—
Other long-term liabilities - adjusted for unrecognized tax benefit (vi)	3,428	1,493	—
Future income tax liabilities related to adjustments (iii)	(2,922)	(2,922)	(2,922)

Total liabilities under US GAAP	$2,784,842	$3,945,339	$461,680
Non-controlling interest under US GAAP	46,800	46,810	—
Shareholders’ equity under Canadian GAAP	6,510,119	5,906,821	1,716,590
Write-off of mineral property costs (i)	(155,068)	(81,036)	(40,630)
Adjustment for depreciation, amortization and depletion (i)	(54,653)	(25,145)	(7,547)
Net unrealized loss on investments (ix)	—	—	(4,526)
Unrecognized tax benefits (vi)	(3,428)	(1,493)	—
Future employee benefit adjustment to Other Comprehensive Income (vii)	(1,424)	(981)	—
Write-off of pre-operating costs (ii)	415	(441)	108
Adjustment to equity investment (v)	(3,354)	(950)	—
Future income taxes (iii)	44,147	26,372	13,530
Shareholders’ equity under US GAAP	$6,336,754	$5,823,147	$1,677,525
Total liabilities and shareholders’ equity under US GAAP	$9,168,396	$9,815,296	$2,139,205

The components of Shareholders’ equity under US GAAP would be as follows:

	2008	2007	2006
SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Common shares	$6,055,892	$5,502,518	$1,619,850
Shares to be issued	—	—	42,492
Share purchase warrants	44,109	270,806	73,003
Additional paid-in capital	(99,239)	55,251	56,212
Accumulated other comprehensive loss	(7,990)	(4,836)	(4,632)
Retained Earnings/(Deficit)	343,982	(592)	(109,400)
Total Shareholders’ equity	$6,336,754	$5,823,147	$1,677,525

The impact of US GAAP on the consolidated cash flows is as follows:

CASH FLOWS	2008	2007	2006

Cash flows from (to) operating activities per Canadian GAAP	$328,675	$293,874	$(3,215)
Write-off of mineral property costs (i)	(19,813)	(40,955)	(19,813)
Cash flows from (to) operating activities per US GAAP	308,862	252,919	(23,028)
Cash flows from financing activities per Canadian and US GAAP	131,579	614,344	97,212
Cash flows from investing activities per Canadian GAAP	(559,715)	(705,592)	(179,029)
Write-off of mineral property costs (i)	19,813	40,955	19,813
Cash flows to investing activities per US GAAP	$(539,902)	$(664,637)	$(159,216)

(i)                                    Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and the portion of mineralization expected to be classified as reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an orebody and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP.  Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven, probable reserves of the mine and the applicable portion of resources expected to ultimately be mined.  This additional depletion and exploration expense is required to be recognized under US GAAP.  For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(ii)                                Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows certain pre-operating costs included in the cost of an item of property, plant and equipment to be capitalized until commercial production is established and then amortized on the unit-of-production basis.

(iii)                            Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2008, 2007 or 2006.

(iv)                              Stock-based compensation

Effective January 1, 2006, the Company adopted FAS 123(R). The adoption of this standard had no impact on the Company.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the 2007 fiscal year end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2008.

The following is a summary for stock options:

As at December 31, 2008

	2008	2007

Outstanding and exercisable stock options (in millions)	5.1	17.2
Aggregate intrinsic value (in millions of United States Dollars)	$2.0	$83.4
Weighted average contractual term (in years)	2.92	2.96

For the year ended December 31, 2008

(in millions of United States Dollars)	2008	2007	2006

Weighted average grant date fair value of stock options (i)	$—	$—	$38.5
Aggregate intrinsic value of options (ii)	$92.4	$68.4	$78.1
Cash received from exercise of stock options	$53.5	$34.4	$22.2
Tax benefit realized for the tax deductions from exercised options	$—	$—	$—

(i)                    Excluding the fair value of options acquired on acquisitions during the year

(ii)                The amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option

(v)                                  Stripping costs incurred during production

Under Canadian GAAP, certain stripping costs incurred during production may be capitalized if the stripping activity provides access to sources of reserves that will be produced in future periods.  Per EITF 04-6, under US GAAP, these costs should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred and consequently expensed as the inventory is sold.

(vi)                              Accounting for uncertainty in income taxes

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) effective January 1, 2007.  As a result of this adoption in 2007, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized taxable benefits, and a $1.5 million decrease in retained earnings. In 2008, the Company recorded an additional $1.9 million with respect to this adjustment for a cumulative total of $3.4 million were accrued in the Consolidated Balance Sheet. The Company recognizes interest expense and penalty expense related to unrecognized tax benefits in interest expense.

A reconciliation of the beginning and ending amount of unrecognized taxable benefits is as follows:

	2008	2007
Balance at January 1,	$4,639	$4,639
Additions based on tax positions related to the current year	—	—
Additions related to tax positions of prior years	21,575	—
Reductions for tax positions of prior years	—	—
Settlements of tax positions	—	—
Balance at December 31,	$26,214	$4,639

These liabilities are primarily included as a component of other long-term liabilities in the Company’s Consolidated Balance Sheet because the Company generally does not anticipate that any of the liabilities will be settled within the next twelve months.  As of December 31, 2008, $26.2 million (December 31, 2007— $4.6 million) of unrecognized taxable benefits, if recognized in future periods, would impact the Company’s effective tax rate. The Company does not have any unrecognized taxable benefits that will significantly increase or decrease within the next 12 months.

The following is a summary of the tax years that remain subject to examination by major jurisdiction:

Jurisdiction	Years
Canada	2000-2008
United States	1998-2008
Brazil	2003-2008
Chile	2004-2008
Argentina	2006-2008
Honduras	2003-2008

(vii)                          Defined benefit pension

In September 2006, the FASB issued FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which requires the recognition in the Company’s financial statements of the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. This difference in accounting standards resulted in $1.4 million being recognized as a charge in comprehensive income and a $2.5 million increase to total assets for an over-funded plan and $3.9 million increase to total liabilities for under-funded plans for U.S. GAAP purposes. As at December 31, 2008, the difference relating to FAS 158 is not significant. Refer to Note 15 for additional details on the defined benefit pension.

(viii)                      Joint venture

The Rossi joint venture is an entity that operates the Rossi mineral properties located in Elko County, Nevada. Under the contractual arrangement, the significant financial operating policies of the entity are jointly controlled by the parties having an equity interest in the entity. On October 31, 2008, the Company sold its interest to Barrick Gold for total gross cash proceeds of $29.2 million and a total gain of $2.3 million.

Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company’s joint venture up to the date of sale does not require adjustments to the equity method.  Refer also to Note 25 to the financial statements.

(ix)                             Comprehensive income (loss)

In May 1993, the FASB issued SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain on these securities in other comprehensive income. This difference in accounting standard resulted in an increase in comprehensive loss for 2006 and 2005 of $4.5 million and $100,000, respectively.  There was no US GAAP adjustment for the years ended December 31, 2008 and December 31, 2007 with the adoption of Section 1530, “Comprehensive Income”, of the CICA.  SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.

(x)                                  Pro forma information on business combination (unaudited)

Under US GAAP, SFAS 141, Business Combinations, requires disclosure of certain pro forma information when one or more business combinations are completed. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Meridian Gold Inc., Northern Orion Resources Inc. at the beginning of 2007 and Desert Sun Mining Corp., Viceroy Exploration Ltd. and RNC Gold Inc. at the beginning of 2006.

	2007	2006

Revenues	$987,753	$437,288
Net earnings (loss)	$81,316	$(63,990)
Pro forma basic earnings (loss) per share	$0.12	$(0.19)
Pro forma diluted earnings (loss) per share	$0.12	$(0.19)

Pro forma information includes non-recurring deal transaction costs incurred during the year by Meridian and Northern Orion of approximately $30 million relating to Yamana’s acquisition.

(xi)                              Fair value measurements

In first quarter 2008, the Company adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis.  FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements.  The primary assets and liabilities affected were available-for-sale securities and derivative instruments.  The adoption of FAS 157 did not change the valuation techniques that the Company uses to value these assets and liabilities.  Beginning in 2009, the Company will also apply FAS 157 to non-financial assets and liabilities that it periodically measures at fair value under US GAAP.  The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations.

The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.  Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at December 31, 2008

	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value

Assets:
Available for sale securities	3,356			3,356
Derivative related assets (a)		88,848		88,848
Long-term investments (b)			9,161	9,161
	3,356	88,848	9,161	101,365

Liabilities:
Derivative related liabilities (c)		36,720		36,720
	—	36,720	—	36,720

(a)                  Include current portion of derivative related assets of $82,677 (Note 7) and derivative related assets of $6,171 in other long-term assets (Note 10)

(b)                   Long-term investments include asset-backed Commercial Paper (“ABCP”), Auction Rate Securities (“ARS”) and Corporate and Agency Bonds (Note 9)

(c)                  Include current portion of derivative related liabilities of $25,897 and derivative related liabilities of $10,823.

Fair Value Measurements Using Level 3 Input

Long-term Investments

As at January 1, 2008	30,113
Foreign exchange gain (loss) (a)	(1,427)
Mineral interests (b)	(3,525)
Investments and other business income (loss) (c)	(12,000)
Other long-term assets (d)	(4,000)
As at December 31, 2008	9,161

(a)                                  Included foreign exchange adjustment on the Canadian Dollar denominated ABCP.

(b)                                 Purchase price adjustments to reflect write-down of ARS and Corporate and Agency Bonds.

(c)                                  Write-down of ARS.

(d)                                 Sale of the Corporate and Agency bonds for cash proceeds of $4,350.

In February 2008, the FASB issued FSP FAS 157-2.  FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The Company will apply the requirements of FAS 157 to fair value measurements used in accounting for property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009.

Valuation Techniques

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.  The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Long-term Investments

Long-term investments include third-party sponsored Asset-Backed Commercial Paper (“ABCP”) and Auction Rate Securities (“ARS”), which were acquired by the Company through its acquisitions of Meridian and Northern Orion.  Due to liquidity problems experienced by the markets of these securities since the third quarter of 2007, there have been no active market activities to provide observable inputs for these assets (Note 9 “Investments”).  Therefore, the Company’s investment in ABCP and ARS are classified within Level 3 of the fair value hierarchy.

Normal Gold Sales Contracts and Metal Concentrate Sales Contracts

Normal gold sales are made at spot prices quoted on the London Metal Exchange (“LME”) or Commodity Exchange (“COMEX”) of the New York Mercantile Exchange, which are market observable inputs.

Metal concentrate sales are based on market prices of measurement date, which is two or three months after shipment depending on the terms of the off-take agreements.  The sales are measured initially and then adjusted monthly on the basis of spot prices quoted on the LME or COMEX until measurement date.  Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy.  The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

(xii) The Fair Value Options for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS 159, which allows an irrevocable option, the Fair Value Option (“FVO”), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings.  The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

The standard was effective for the Company beginning in first quarter 2008 and was applied prospectively. We have not adopted the FVO for any of our eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt.

(xiii)                      Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements are outlined below.

a)              In December 2007, the FASB released FASB 141-R, “Business Combinations” and FASB 160, “Non-controlling Interests in Consolidated Financial Statements” - an amendment of ARB No. 51.

•                  FASB 141-R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company.  This statement will require more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs and non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.  The Company will assess the impact of this standard for business combinations occurring after January 1, 2009.

•                  FASB 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year.  The objective of this statement is to improve the relevance, comparability, and transparency of the financial information as it requires more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs (e.g., deal fees to attorneys, accountants, investment bankers) and non controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.  The Company is assessing the impact of the new standards.

b)             In March 2008, FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

•                  This Statement requires enhanced disclosures about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for under FAS 133 (including interpretations) and how these affect a company’s financial position, financial performance and cash flows which collectively improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

c)              In May 2008, FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.

•                  The Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. FASB 162 became effective 60 days following the Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board (“PCAOB”) amendment to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The SEC granted approval of the PCAOB amendment in September 2008. Adoption of this Standard is not expected to result in a change in the Company’s current practice.

d)             In late June 2008, FASB released EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, which provides further guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk.

•                  The Company’s functional currency is the United States Dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian Dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these instruments will need to be treated as derivatives and recorded as liabilities that are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. EITF 07-5 is effective for interim and annual financial statements related to fiscal years beginning after December 15, 2008, and earlier adoption is not permitted.